Exhibit (a)(3)

July 23, 2001

Dear Employee Option Holder:

      Landmark has recognized that, as a result of today’s difficult market conditions, many of the stock options that have previously been granted under the 1994 Stock Incentive Plan (the “1994 SIP”) may not currently be providing the performance incentives for our valued employees that were intended. Accordingly, I am happy to announce that Landmark is offering you the opportunity to tender (surrender) for exchange your currently outstanding non-qualified options (vested and unvested) under the 1994 SIP for new non-qualified options to be granted under that plan (the “Offer”). Please note that the Offer is made with respect to each entire option grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. In addition, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange. In other words, if you choose to tender any option grant for exchange, you also must tender all option grants received after February 19, 2001. Of course, you have the right to choose not to tender any of your options.

      We will issue the new options to purchase common stock under the 1994 SIP in exchange for outstanding eligible options properly tendered and accepted for exchange by us. In exchange for any options tendered by you and accepted for exchange by us, we will issue a new option equal to two-thirds of the number of shares subject to the options tendered by you and accepted for exchange by us, subject to adjustments for any stock splits, stock dividends and similar events. We will not issue any options exercisable for fractional shares; rather, we will round up to the nearest whole number. For example, if you tender and we accept for exchange non-qualified stock options exercisable for 1,000 shares of common stock, you will receive new non-qualified stock options exercisable for 667 shares of common stock. We expect to grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options, but no later than February 25, 2002, unless we extend the period of time the offer will remain open. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under accounting and financial reporting rules to which we are subject.

      Please note that this Offer is only to current employees of Landmark and its subsidiaries (other than executive officers of the Company and employees who hold incentive stock options) and you must continue to be an employee in good standing of Landmark or one of its subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee in good standing of Landmark or any of its subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and canceled by Landmark. For purposes of the Offer, an employee is in good standing if he or she has not given notice of his or her intention to leave the Company’s employ and has not received notice from the Company of its intention to terminate his or her employment.

      The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except as specified in the Offer. Following are some of the terms of the offer and considerations you should keep in mind in deciding whether to hold or cancel some or all of your current options:

•	You have the choice to tender any or all of your outstanding non-qualified options, whether vested or unvested.

•	If you received an option grant within the past six months of our acceptance and cancellation, those options must be canceled if you wish to tender ANY other options.

•	All canceled options will be replaced six months and one day from the date of acceptance and cancellation by us at the rate of two new options for every three canceled options.

•	New Options will be issued at the then current market price and will vest over two years and have a life of five years.

•	New Options may be exercised only to the extent they are vested.

•	Any New Option that has not vested as of the date of your termination of employment with the Company will terminate as of such date.

•	We cannot predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. The decision to participate will depend largely on your assessment of your stock option package and assumptions about the future overall economic environment, our stock price and our business. For these reasons, you should make a decision to tender only after careful, considered thought.

      Following are some examples of how the tender offer might work for different option holders:

	Historical Option Grants	Result of Tendering or Not Tendering

Holder 1	1,000 at $4.00 granted 1/1/98 1,000 at $12.00 granted 2/1/99	Holder 1 chooses to keep the $4.00 option and cancel the $12.00 option. In six months plus 1 day, Holder 1 will receive a new option to buy 667 shares at the then-current market price. Holder 2 wants to give up the $8.00 and $12.00 options, but to do so Holder 2 must also give up the $2.75 option since it was issued within six months of the date of our acceptance and cancellation.

Holder 2	1,000 at $4.00 granted 1/1/98 5,000 at $8.00 granted 6/30/98 5,000 at $12.00 granted 2/1/99 3,000 at $2.75 granted 3/15/01	If Holder 2 gives up these options to buy 13,000 shares, Holder 2 will receive an option to buy 8,667 shares in six months plus 1 day at the then-current market price.

Holder 3	1,000 at $11.00 granted 8/1/99 5,000 at $2.75 granted 3/15/01	Holder 3 chooses to keep all current options in order to preserve the $2.75 option. Holder 3 will not be granted a new option.

Holder 4	5,000 at $8.00 granted 5/30/98 1,000 at $12.00 granted 1/1/99 5,000 at $5.00 granted 6/30/00 3,000 at 2.75 granted 3/15/01	Holder 4 elects to keep the $5.00 option and to give up the options to buy a total of 9,000 shares. Holder 4 will receive an option to buy 6,000 shares in six months plus 1 day at the then- current market price.

      The foregoing examples are meant for informational purposes only. The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

      Landmark’s Offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire

Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

      To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by expiration date of the Company’s Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

      If you have any questions about the offer, please contact Beth Itkin, at telephone: (703) 464-1441, facsimile: (703) 464-4914 or email: bitkin@landmark.com. We thank you for your continued efforts on behalf of Landmark Systems Corporation.

Sincerely,

/s/ KATHERINE K. CLARK

Katherine K. Clark
Chief Executive Officer

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